William L. Horton, Jr. Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc. 140 West Street New York, New York 10007 william.horton@verizon.com

May 17, 2010

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A filed March 22, 2010

File No. 1-08606

Dear Mr. Spirgel:

We have received your comment letter dated May 11, 2010, and the following represents our response to your comment. For your ease of reference, we have included your comment below and have provided our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement

Election of Directors, page 11

1.	We note your disclosure that outlines the “experience, qualifications, attributes and skills” the Board considered in nominating these individuals as directors of Verizon Communications. However, your disclosure identifies the principal occupations and employment of each of your directors and the skills of only some of the individuals. In addition, we note that you describe the relevant skills and experiences of your Board members as a whole, with more specific parenthetical references to individual directors. In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the Company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

In response to the Staff comment and consistent with the Company’s discussion with Staff on May 13, 2010, the Company will expand the disclosure included in the Company’s Annual Report on Form 10-K for the year ending December 31, 2010 (the “2010 10-K”) and Definitive Proxy Statement for the 2011 Annual Meeting of Shareholders and in applicable future filings with respect to each Director to specifically discuss what aspects of the individual’s experience led the Board to conclude that the person should serve as a Director for the Company, as well as any other relevant qualifications, attributes or skills that were considered by the Board.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (212) 395-1014.

Sincerely,

/s/ William L. Horton, Jr.
William L. Horton, Jr.
Senior Vice President, Deputy General Counsel & Corporate Secretary

cc: Ivan G. Seidenberg